Exhibit 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q1/09	For the Year Ended October 31, 2008
Return on Assets	0.53%	0.61%
ROE	13.3%	16.2%
Dividend Payout Ratio	73%	66%
Equity to Asset Ratio	4.27%	4.01%	(1)

(1)	Equity to Asset Ratio restated to reflect certain accounting adjustments. See Note 1 to our unaudited Interim Financial Statements for period ended January 31, 2009.
*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.